

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 30, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of OSPREY TECHNOLOGY ACQUISITION CORP., under the Exchange Act of 1934.

- Units, each consisting of one shares of Class A Common Stock and one-half of one redeemable Warrant

- Class A Common Stock, par value $0.0001 per share

- Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock

Sincerely,